--------                                            ---------------------------
FORM 4/A                                                   OMB APPROVAL
--------                                            ---------------------------
[ ] Check this box if no                            OMB Number:       3235-0287
    longer subject to                               Expires:  December 31, 2001
    Section 16. Form 4                              Estimated average burden
    or Form 5 obligations                           hours per response .... 0.5
    may continue. See                               ---------------------------
    Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person
         Compaq Computer Corporation              CMGI, Inc. ("CMGI")                           to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X  10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
         20555 State Highway 249                  Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         August 2001        ----        title ---       below)
                 (Street)                                                 -------------------               below)
  Houston            TX              77070        --------------------    5. If Amendment,
---------------------------------------------                                Date of Original
  (City)           (State)           (Zip)                                   (Month/Year)    --------------------------------------
                                                                                              7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                     Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                  X  Form filed by More than One
                                                                                                 ---   Reporting Person

-----------------------------------------------------------------------------------------------------------------------------------
                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                    08/18/01   J(1)        2,011,682   A         (1)                                 I            (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                    08/18/01   J(1)        3,385,514   A         (1)            47,108,731           I            (2)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, See Instruction 4(b)(v).                                  SEC 1474 (7-96)


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:

(1) On August 18, 2001, CMGI issued a total of 5,397,196 shares of common stock to CPQ Holdings, Inc. ("CPQ") as a semi-annual interest payment valued at approximately $11.5 million related to previously existing notes payable to CPQ, issued in connection with CMGI's acquisition of AltaVista Company.

(2) The securities are directly owned by CPQ Holdings, Inc., a wholly owned subsidiary of Compaq Computer Corporation

                                                                                           Compaq Computer Corporation

                                                                                           By: /s/ LINDA S. AUWERS          9/7/2001
                                                                                           -------------------------------  --------
                                                                                            Linda S. Auwers, Vice President   Date
                                                                                            Deputy General Counsel and
                                                                                            Secretary
                                                                                                    **Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently                                                 Page 2
valid OMB number.

                                                                                                                     SEC 1474 (7-96)

--------------------------------------------------------------------------------
                            JOINT FILER INFORMATION
--------------------------------------------------------------------------------

NAME:                                   CPCG Holdings, Inc.
I.R.S. Identification Number:           76-0647487
Address:                                20555 State Highway 249
                                        Houston, TX 77090
Designated Filer:                       Compaq Computer Corporation

Issuer and Ticker Symbol                CMGI, Inc. ("CMGI")
Statement for Month/Year:               August 2001

CPCG HOLDINGS, INC.

By: /s/ Linda S. Auwers                           September 7, 2001
----------------------------------      ---------------------------------------
   Linda S. Auwers, Vice                                 Date
   President and Secretary
   **Signature of Reporting Person


Name:                                   CPQ Holdings, Inc.
I.R.S. Identification Number:           51-0337545
Address:                                20555 State Highway 249
                                        Houston, TX 77040
Designated Filer:                       Compaq Computer Corporation

Issuer and Ticker Symbol                CMGI, Inc. ("CMGI")
Statement for Month/Year:               August 2001

CPQ HOLDINGS, INC.

By: /s/ Linda S. Auwers                           September 7, 2001
----------------------------------      ---------------------------------------
    Linda S. Auwers, Vice                               Date
    President and Secretary
   **Signature of Reporting Person


                                                                          Page 3

                                                                 SEC 1474 (7-96)